SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

LAZYDAYS HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

52110H 100

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52110H 100	13D/A	Page 2 of 10

1.	Names of reporting persons. Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 14,112,629 (1)(2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 13,747,424 (1)(2)

11.	Aggregate amount beneficially owned by each reporting person 14,112,629 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 65.1% (1)(2)
14.	Type of reporting person (see instructions) IA

(1)

Includes (i) 5,181,347 shares of common stock, par value $0.0001 per share (the “Common Stock”) that could be obtained upon the conversion of 500,000 shares of Series A convertible preferred stock, par value $0.0001 per share (the “Preferred Stock”), at the current conversion rate; (ii) except for Row 10 (i.e., shared dispositive power), the equivalent of 365,205 shares of Common Stock that could be voted as a result of accrued and unpaid Preferred Dividends (as defined in the Certificate of Designations of the Preferred Stock (the “Certificate of Designations”) at the current conversion rate; (iii) 6,522,423 shares of Common Stock; (iv) 2,000,000 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $5.25 per share of Common Stock (the “Warrants”); (v) 4,000 shares of Common Stock issuable upon the exercise of 4,000 options at an exercise price of $23.11 per share of Common Stock (the “2026 Options”); (vi) 31,000 shares of Common Stock issuable upon the exercise of 31,000 options at an exercise price of $7.91 per share of Common Stock (the “2025 Options”); and (vii) 8,654 shares of Common Stock issuable pursuant to vested restricted stock units (“RSUs”).

(2)

The shared voting power (and therefore, the beneficial ownership) of the Reporting Person may change based on the accrual of Preferred Dividends and could decrease if (i) the Issuer elects to pay cash for any accrued and unpaid dividends, or (ii) if at the time of conversion or a liquidation event, the Issuer elects to pay cash for the then accrued and unpaid Preferred Dividends, in each case in accordance with the Certificate of Designations.

CUSIP No. 52110H 100	13D/A	Page 3 of 10

1.	Names of reporting persons. Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 11,416,568 (1)(2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 11,149,595 (1)(2)

11.	Aggregate amount beneficially owned by each reporting person 11,416,568 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 57.7% (1)(2)
14.	Type of reporting person (see instructions) OO

(1)

Includes (i) 3,787,679 shares of Common Stock that could be obtained upon the conversion of 365,511 shares of Preferred Stock at the current conversion rate; (ii) except for Row 10 (i.e., shared dispositive power), the equivalent of 266,973 shares of Common Stock that could be voted as a result of accrued and unpaid Preferred Dividends (as defined in the Certificate of Designations) at the current conversion rate; (iii) 5,718,262 shares of Common Stock; (iv) 1,600,000 shares of Common Stock issuable upon the exercise of the Warrants; (v) 4,000 shares of Common Stock issuable upon the exercise of the 2026 Options; (vi) 31,000 shares of Common Stock issuable upon the exercise of the 2025 Options; and (vii) 8,654 shares of Common Stock issuable pursuant to vested RSUs.

(2)

The shared voting power (and therefore, the beneficial ownership) of the Reporting Person may change based on the accrual of Preferred Dividends and could decrease if (i) the Issuer elects to pay cash for any accrued and unpaid dividends, or (ii) if at the time of conversion or a liquidation event, the Issuer elects to pay cash for the then accrued and unpaid Preferred Dividends, in each case in accordance with the Certificate of Designations.

CUSIP No. 52110H 100	13D/A	Page 4 of 10

1.	Names of reporting persons. Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 11,416,568 (1)(2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 11,149,595 (1)(2)

11.	Aggregate amount beneficially owned by each reporting person 11,416,568 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 57.7% (1)(2)
14.	Type of reporting person (see instructions) PN

(1)

Includes (i) 3,787,679 shares of Common Stock that could be obtained upon the conversion of 365,511 shares of Preferred Stock at the current conversion rate; (ii) except for Row 10 (i.e., shared dispositive power), the equivalent of 266,973 shares of Common Stock that could be voted as a result of accrued and unpaid Preferred Dividends (as defined in the Certificate of Designations) at the current conversion rate; (iii) 5,718,262 shares of Common Stock; (iv) 1,600,000 shares of Common Stock issuable upon the exercise of the Warrants; (v) 4,000 shares of Common Stock issuable upon the exercise of the 2026 Options; (vi) 31,000 shares of Common Stock issuable upon the exercise of the 2025 Options; and (vii) 8,654 shares of Common Stock issuable pursuant to vested RSUs.

(2)

The shared voting power (and therefore, the beneficial ownership) of the Reporting Person may change based on the accrual of Preferred Dividends and could decrease if (i) the Issuer elects to pay cash for any accrued and unpaid dividends, or (ii) if at the time of conversion or a liquidation event, the Issuer elects to pay cash for the then accrued and unpaid Preferred Dividends, in each case in accordance with the Certificate of Designations.

CUSIP No. 52110H 100	13D/A	Page 5 of 10

1.	Names of reporting persons. Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 14,112,629 (1)(2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 13,747,424 (1)(2)

11.	Aggregate amount beneficially owned by each reporting person 14,112,629 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 65.1% (1)(2)
14.	Type of reporting person (see instructions) IN

(1)

Includes (i) 5,181,347 shares of Common Stock that could be obtained upon the conversion of 500,000 shares of Preferred Stock at the current conversion rate; (ii) except for Row 10 (i.e., shared dispositive power), the equivalent of 365,205 shares of Common Stock that could be voted as a result of accrued and unpaid Preferred Dividends (as defined in the Certificate of Designations) at the current conversion rate; (iii) 6,522,423 shares of Common Stock; (iv) 2,000,000 shares of Common Stock issuable upon the exercise of the Warrants; (v) 4,000 shares of Common Stock issuable upon the exercise of the 2026 Options; (vi) 31,000 shares of Common Stock issuable upon the exercise of the 2025 Options; and (vii) 8,654 shares of Common Stock issuable pursuant to vested RSUs.

(2)

The shared voting power (and therefore, the beneficial ownership) of the Reporting Person may change based on the accrual of Preferred Dividends and could decrease if (i) the Issuer elects to pay cash for any accrued and unpaid dividends, or (ii) if at the time of conversion or a liquidation event, the Issuer elects to pay cash for the then accrued and unpaid Preferred Dividends, in each case in accordance with the Certificate of Designations.

CUSIP No. 52110H 100	13D/A	Page 6 of 10

1.	Names of reporting persons. Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 14,112,629 (1)(2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 13,747,424 (1)(2)

11.	Aggregate amount beneficially owned by each reporting person 14,112,629 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 65.1% (1)(2)
14.	Type of reporting person (see instructions) IN

(1)

Includes (i) 5,181,347 shares of Common Stock that could be obtained upon the conversion of 500,000 shares of Preferred Stock at the current conversion rate; (ii) except for Row 10 (i.e., shared dispositive power), the equivalent of 365,205 shares of Common Stock that could be voted as a result of accrued and unpaid Preferred Dividends (as defined in the Certificate of Designations) at the current conversion rate; (iii) 6,522,423 shares of Common Stock; (iv) 2,000,000 shares of Common Stock issuable upon the exercise of the Warrants; (v) 4,000 shares of Common Stock issuable upon the exercise of the 2026 Options; (vi) 31,000 shares of Common Stock issuable upon the exercise of the 2025 Options; and (vii) 8,654 shares of Common Stock issuable pursuant to vested RSUs.

(2)

The shared voting power (and therefore, the beneficial ownership) of the Reporting Person may change based on the accrual of Preferred Dividends and could decrease if (i) the Issuer elects to pay cash for any accrued and unpaid dividends, or (ii) if at the time of conversion or a liquidation event, the Issuer elects to pay cash for the then accrued and unpaid Preferred Dividends, in each case in accordance with the Certificate of Designations.

CUSIP No. 52110H 100	13D/A	Page 7 of 10

Explanatory Note: This Amendment No. 19 (this “Amendment”) to the Schedule 13D (the “Initial 13D”) filed by the Reporting Persons (as defined below) with the U.S. Securities and Exchange Commission (the “Commission”) on March 26, 2018, relating to Common Stock of Lazydays Holdings, Inc. (the “Issuer”) (formerly known as Andina II Holdco Corp.), a Delaware corporation, and as amended and supplemented by Amendment No. 1 to the Initial 13D filed on December 17, 2018, by Amendment No. 2 to the Initial 13D filed on December 18, 2019, by Amendment No. 3 to the Initial 13D filed on May 20, 2020, by Amendment No. 4 to the Initial 13D filed on June 19, 2020, by Amendment No. 5 to the Initial 13D filed on August 5, 2020, by Amendment No. 6 to the Initial 13D filed on October 9, 2020, by Amendment No. 7 to the Initial 13D filed on November 27, 2020, by Amendment No. 8 to the Initial 13D filed on December 10, 2021, by Amendment No. 9 to the Initial 13D filed on December 14, 2021, by Amendment No. 10 to the Initial 13D filed on November 9, 2022, by Amendment No. 11 to the Initial 13D filed on November 14, 2022, by Amendment No. 12 to the Initial 13D filed on December 7, 2022, by Amendment No. 13 to the Initial 13D filed on March 2, 2023, by Amendment No. 14 to the Initial 13D filed on March 7, 2023, by Amendment No. 15 to the Initial 13D filed on March 20, 2023, by Amendment No. 16 to the Initial 13D filed on May 23, 2023, by Amendment No. 17 to the Initial 13D filed on November 30, 2023 and by Amendment No. 18 to the Initial 13D filed on January 3, 2024, amends and supplements the items set forth herein.

As used in this statement, the term “Reporting Persons” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Adam Gray (“Gray”); and

•	Christopher Shackelton, a director of the Issuer (“Shackelton”).

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On May 15, 2024, LD Real Estate, LLC, Lazydays RV of Ohio, LLC, Airstream of Knoxville at Lazydays RV, LLC, Lone Star Acquisition LLC and Lazydays Land of Phoenix, LLC (collectively, the “Borrower”), each a wholly owned subsidiary of the Issuer, entered into a First Amendment to Loan Agreement (the “Amendment”) with Coliseum Holdings I, LLC as lender (the “Mortgage Lender”) amending that certain Loan Agreement, dated as of December 29, 2023, by and between the Borrower and Mortgage Lender (the “Original Loan Agreement” and, the Original Loan Agreement as amended by the Amendment, the “Amended Loan Agreement”).

The Amendment provides for an additional $15.0 million mortgage loan (the “Advance”), increasing the principal amount under the Loan from $35.0 million to $50.0 million (the “Loan”). The interest rate, maturity date and repayment provisions applicable to the Advance are the same as those applicable to the Loan prior to the Loan Agreement Amendment (the “Prior Loan”). The Borrowers paid the Mortgage Lender a closing fee in the amount of 2.50% of the Advance.

CUSIP No. 52110H 100	13D/A	Page 8 of 10

In connection with the Amendment, the Borrower delivered to the Mortgage Lender a mortgage and an assignment of leases and rents and related security documents applicable to certain real property located in Fort Pierce, Florida. The Loan Agreement Amendment requires the borrower to use the proceeds from the Advance to make a distribution to LDRV Holdings Corp. to be used to make a $5.0 million payment under the M&T Facility (as defined in the Loan) and to otherwise be held by LDRV Holdings Corp. in accordance with the terms of the M&T Facility.

In satisfaction of a condition to effectiveness of and the obligation to advance loans under the Amendment, the Issuer issued to CCP a warrant to purchase up to 1,600,000 shares of the Issuer’s Common Stock and a warrant to purchase 400,000 shares of Common Stock to Blackwell Partners LLC – Series A (each, a “Holder”), each an advisory of client of CCM, an affiliate of the Mortgage Lender. Each Warrant may be exercised to purchase Common Stock (the “Warrant Shares”) for $5.25 per share (the “Warrant Price”) at any time on or after May 15, 2024 and until 5:00 p.m. (New York City time) on May 15, 2034.

The Warrant Price and/or number of Warrant Shares issuable are subject to adjustment from time to time upon the occurrence of certain dilutive events, including: (a) stock dividends and splits; (b) certain rights offerings; (c) certain dividends or distributions; (d) certain consolidations, combinations, reverse stock splits or reclassifications of the Common Stock; (e) certain issuances of Common Stock, including rights, warrants or options to subscribe for Common Stock or securities convertible into Common Stock; and (f) a change in price or rate of conversion of certain rights, warrants or options to subscribe for Common Stock.

In the event of a Fundamental Transaction (as defined in the Warrant), the Holders have a right to receive alternate consideration (including cash) for shares of Common Stock underlying the Warrant. Also in the event of a Fundamental Transaction (and certain other events as described in the Warrant), the Warrant Price will be reduced in accordance with the terms of the Warrant and, if requested by a Holder, the Issuer will purchase all or a portion of the Warrant as requested by the Holder.

The Warrants do not entitle the Holders to any rights of a stockholder of the Issuer, including, without limitation, the right to receive dividends or other distributions, exercise any preemptive rights to vote or to consent or to receive notice as stockholders in respect to meetings of stockholders.

In connection with the issuance of the Warrants, on May 15, 2024, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Holders granting the Holders various registration rights and requiring that the Issuer prepare and file, on or before July 29, 2024, a registration statement in compliance with the requirements of the Securities Act of 1933, as amended (the “Securities Act”) to register the Warrant or Warrant Shares and all other Common Stock or other equity securities of the Issuer held by the Holders. The Issuer will be responsible for the payment of the Holders’ expenses in connection with any offering or sale of registrable securities by the Holders, including underwriting discounts or selling commissions, placement agent or broker fees or similar discounts, commissions or fees relating to the sale of certain registrable securities.

CUSIP No. 52110H 100	13D/A	Page 9 of 10

The descriptions of the Amendment, the Registration Rights Agreement and the Warrants are qualified in their entirety by reference to the complete terms and conditions of the Amendment, the Registration Rights Agreement and the Warrants, which are filed as Exhibits 8, 9, 10 and 11, respectively.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a)–(b)	The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 14,073,018 shares of Common Stock outstanding as of May 13, 2024 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 15, 2024.

Item 7. Material to Be Filed as Exhibits.

Item 7 is hereby supplemented as follows:

Exhibit No.	Description

8	First Amendment, dated May 15, 2024, to Loan Agreement between LD Real Estate, LLC, Lazydays RV of Ohio, LLC, Airstream of Knoxville at Lazydays RV, LLC, Lone Star Acquisition, LLC and Lazydays Land of Phoenix, LLC as Borrower and Coliseum Holdings I, LLC as Lender (incorporated by reference to Exhibit 10.2 to the Form 10-Q filed by the Issuer on May 15, 2024).

9	Registration Rights Agreement, dated May 15, 2024, between Lazydays Holdings, Inc. and the investors named therein (incorporated by reference to Exhibit 10.3 to the Form 10-Q filed by the Issuer on May 15, 2024).

10	Common Stock Purchase Warrant (Coliseum Capital Partners, L.P.) (incorporated by reference to Exhibit 10.4 to the Form 10-Q filed by the Issuer on May 15, 2024).

11	Common Stock Purchase Warrant (Blackwell Partners, LLC—Series A) (incorporated by reference to Exhibit 10.5 to the Form 10-Q filed by the Issuer on May 15, 2024).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 17, 2024

COLISEUM CAPITAL MANAGEMENT, LLC		CHRISTOPHER SHACKELTON

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact